[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]
July 21, 2010
Via EDGAR and Facsimile at (202) 772-9203
Julia E. Griffith, Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	Fidelity National Information Services, Inc.
Schedule TO-I and TO-I/A
Filed July 6, 2010 and July 9, 2010
File No. 5-62419
Dear Ms. Griffith:
          Set forth below are the responses of Fidelity National Information Services, Inc. (“FIS”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated July 16, 2010 regarding FIS’ Issuer Tender Offer Statement on Schedule TO-I (as amended, the “Schedule TO-I”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 (the “Amendment”) to the Schedule TO-I.
          The Staff’s comments, indicated in bold, are followed by responses on behalf of FIS.
Offer to Purchase
General
1.	We note that you expect to determine the purchase price for the securities tendered “as promptly as practicable after the Tender Offer expires...” and then pay for the tendered securities. In order to comply with Rules 13e-4(f)(5) and 14e-1(c), you must determine the price and pay for the securities “promptly.” Please revise throughout your Offer to Purchase.
Response:
In response to the Staff’s comment, FIS has amended the Schedule TO-I to revise pages 1, 11, 18, 21 and 31 of the Offer to Purchase (see Item 6 of the Amendment). We respectfully note that because the tender offer is a modified “dutch auction” tender offer and due to shareholders being provided the option of tendering shares of FIS common stock (the “Shares”) pursuant to a notice of guaranteed delivery (and then having three trading days following the date of such notice to make physical or book-entry delivery of the tendered Shares), the final purchase price and the final proration factor, if applicable, cannot be computed until the guaranteed delivery period has expired (which will occur on Friday, August 6 based on the currently scheduled August 3 tender offer expiration date). The depositary for the tender offer has advised FIS that they anticipate providing the final proration factor and the final tendering shareholder report within twenty-four hours of the expiration of the guaranteed delivery period. Following the delivery of such report, FIS will promptly determine the final purchase price and deliver payment for the Shares to the depositary for release to shareholders in payment for Shares tendered and accepted in the tender offer.

Ms. Julia E. Griffith
July 21, 2010

Summary Term Sheet, page 1
2.	We note that you have conditioned your offer on the receipt of funding on terms that are acceptable to you in your sole discretion. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within your direct or indirect control, and are drafted with sufficient specificity to allow the investor to objectively verify that the conditions have been satisfied. With this in mind, amend your offer to purchase to remove this and any other condition which falls within the exclusive, subjective discretion of the bidder.
Response:
As stated in the Amendment (see Items 1, 2 and 3 of the Amendment), the financing condition (as defined in the Offer to Purchase) has been satisfied as of July 16, 2010 as a result of (1) the completion of private offerings of long-term bonds and (2) the completion of a tranche of additional term loans under its existing credit facility, proceeds of which (along with proceeds from additional borrowings under FIS’ existing revolving credit facility and/or accounts receivable facility) will be used to fund the tender offer, to repay in full and terminate a credit facility assumed by FIS in connection with the acquisition of Metavante Technologies, Inc. and to pay fees and expenses. Please also see FIS’ response below to the Staff’s sixth comment and the associated revisions to the conditions to the tender offer. FIS publicly announced the satisfaction of the financing condition in its press release issued on, and Current Report on Form 8-K filed on, July 20, 2010.
Number of Shares; Purchase Price; Proration, page 18
3.	The disclosure at page 19 indicates, “if we materially change the. . . information concerning the Tender Offer. . . we will extend the Tender Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.” Please advise us whether FIS will extend the tender offer to the extent required when financing is received.
Response:
FIS supplementally confirms to the Staff that FIS has intended (as stated on page 8 of the Offer to Purchase) to extend the tender offer, to the extent required, to ensure that at least five business days remain in the tender offer period once the financing condition is satisfied or waived. As noted in FIS’ response to the preceding comment, the financing condition has been satisfied as of July 16, 2010, which was publicly announced more than five business days prior to the expiration of the tender offer.
Purpose of the Tender Offer, page 21
4.	We note that you do not believe that this offer will cause the number of holders of the Shares to drop below 300, or result in the Shares becoming eligible for termination of registration under the Exchange Act. Tell us what consideration, if any, you have given to the possibility that the offer, taken together with the ongoing

Ms. Julia E. Griffith
July 21, 2010

repurchase program and any future offers to purchase the Shares that you are aware of or are contemplating, may constitute one in series of transactions that could have a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3).
Response:
The Staff is supplementally advised that FIS does not intend for the tender offer (whether alone or taken together with FIS’ existing share repurchase program) to have, and does not believe that it will have, a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3) under the Exchange Act. As described below, even if the tender offer is fully subscribed and FIS purchases all the Shares remaining available for repurchase under FIS’ existing share repurchase program, more than 73% of FIS’ publicly traded Shares outstanding as of June 30, 2010 (or approximately 279,000,000 Shares) will remain outstanding. In addition, the Shares will remain listed on the New York Stock Exchange.
The Staff is supplementally advised that, as stated in FIS’ Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009, there were approximately 19,968 shareholders of record of Shares as of January 31, 2010. Furthermore, FIS has been advised by its transfer agent and by the information agent for the tender offer that the current number of registered holders exceeds 20,000. Because a significant number of Shares sought to be purchased in the tender offer are held by banks and brokers who hold positions for multiple beneficial owners, and because there is a possibility that there will be proration of tenders, FIS believes that it is highly unlikely that the tender offer would result in more than a de minimis number of these record positions being terminated altogether as the termination of a record position would only occur if the full positions of all beneficial owners underlying the relevant record position were purchased in the tender offer. In any event, FIS expects that the number of record holders remaining after completion of the tender offer and any additional repurchases of Shares under the existing share repurchase program will number in the many thousands.
As of June 30, 2010, FIS had 379,147,170 issued and outstanding Shares. The maximum of 86,206,896 Shares that FIS is offering to purchase under the tender offer represents approximately 22.74% of Shares issued and outstanding as of June 30, 2010. As of the same date, 13,600,000 Shares remained available for repurchase under FIS’ existing share repurchase program. The aggregate percentage of Shares subject to potential repurchase by FIS under both the tender offer and the existing share repurchase program represents approximately 26.32% of the Shares issued and outstanding as of June 30, 2010. FIS is not aware of or contemplating any future offers to purchase Shares that, taken alone or together with the tender offer and FIS’ existing share repurchase program, would have a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3) under the Exchange Act.

Ms. Julia E. Griffith
July 21, 2010

Purchase of Shares and Payment Purchase price, page 31
5.	We note your disclosure that it will take at least five business days to calculate the final proration factor for the transaction and pay for the tendered Shares. Please explain how this comports with the prompt payment provisions of Rule 13e-4(f)(5) and Rule 14e-1(c).
Response:
In response to the Staff’s comment, FIS has amended the Schedule TO-I to revise pages 11, 21, and 31 of the Offer to Purchase (see Item 6 of the Amendment). Please see FIS’ response to the Staff’s first comment above regarding the timing for the calculation of the final proration factor and payment for the Shares tendered and accepted.
Conditions of the Tender Offer, page 32
6.	Some of your conditions lack sufficient specificity to permit objective verification by Note holders that the conditions have been satisfied. Please revise the following points to provide greater clarity:
•	In the third bullet point at the top of page 33, how can shareholders be expected to determine whether there has been an action threatened or an approval withheld, proposed, sought or “deemed to be applicable to” the tender offer? Revise to limit the bullet point to objectively verifiable events.

•	In the third and fifth sub-bullet points under the fourth bullet point of this section, revise to state specifically what kinds of events affecting the currency exchange rates or credit markets would cause you to terminate the transaction. That is, are you referring to only those events that would negatively affect these markets? If so, please specify.
Response:
In response to the Staff’s comment, FIS has amended the Schedule TO-I to revise pages 5, 6, 32 and 33 of the Offer to Purchase (see Items 1 and 2 of the Amendment). With respect to the third and fifth sub-bullet points under the fourth bullet point of the section referred to by the Staff, FIS confirms its understanding that the conditions apply only to those events that would adversely affect those markets and the disclosure has been revised accordingly.

Ms. Julia E. Griffith
July 21, 2010

7.	We note your disclosure that FIS may assert the conditions or waive them at any time or from time to time, and that failure to assert a condition shall not be deemed a waiver of FIS’s rights. As the bidder, FIS has the right to waive any listed offer condition. However, if a condition is “triggered,” you may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure to security holders. Please confirm your understanding in your response letter.
Response:
FIS confirms its understanding that if it decides to proceed with the offer even if a condition is triggered, such decision constitutes a waiver of the unsatisfied condition. FIS also confirms that, depending on the materiality of a waived condition and the number of days remaining in the tender offer, FIS may be required to extend the tender offer and circulate new disclosure to security holders.
8.	We note the disclosure that indicates that determinations made by FIS concerning the offer conditions will be “final and binding” upon all persons who tender. Revise to indicate that security holders may challenge the issuer’s determinations in a court of competent jurisdiction.
Response:
In response to the Staff’s comment, FIS has amended the Schedule TO-I to revise pages 29, 30 and 35 of the Offer to Purchase, page 13 of the Letter of Transmittal and paragraphs 3 and 6 of the Instructions for Tender Through Conditional Exercise of Options (see Item 7 of the Amendment).
Additional Information, page 45
9.	Revise to include the SEC’s correct street address.
Response:
In response to the Staff’s comment, FIS has amended the Schedule TO-I to revise page 45 of the Offer to Purchase (see Item 4(a) of the Amendment).
Miscellaneous, page 60
10.	We note your disclosure that FIS will not make the tender offer to “(nor will tenders be accepted from or on behalf of)” holders residing in a jurisdiction where you cannot comply with that jurisdiction’s applicable law. The all-holders provision in Rule 13e4(f)(8)(i) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not

Ms. Julia E. Griffith
July 21, 2010

required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii) please clarify that in your response, but otherwise please revise to ensure compliance with Rule 13e-4(f)(8).
Response:
FIS confirms for the Staff that it intended to limit its offer solely in reliance on Rule 13e-4(f)(9)(ii). In response to the Staff’s comment, FIS has amended the Schedule TO-I to revise pages i and 60 of the Offer to Purchase and page 3 of the letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (see Item 8 of the Amendment).
* * * * *
          FIS has authorized us to acknowledge on its behalf that:
•	FIS is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FIS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * *
          Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1341.

Sincerely,
/s/ Matthew M. Guest
Matthew M. Guest

cc:	Michael L. Gravelle, Esq., Fidelity National Information Services, Inc.